Exhibit 3.21
ARTICLES OF ORGANIZATION
OF
S.T.S., LLC
     The undersigned, acting as the organizer of a limited liability company (“LLC”) under the Tennessee Limited Liability Company Act, hereby adopts the following Articles of Organization for such LLC:
1.	The name of the LLC is S.T.S., LLC.

2.	The name and complete address of the LLC’s initial registered agent and office located in the State of Tennessee are CT Corporation System, 800 South Gay Street, Suite 2021, Knoxville, Tennessee 37929.

3.	The name and address of the organizer of the LLC are Laurel C. Williams, 130 North Court Avenue, Memphis, Shelby County, Tennessee 38103.

4.	The LLC will be Board managed.

5.	The number of members at the date of filing is one.

6.	The existence of the LLC is to begin upon the filing of these Articles of Organization.

7.	The complete address of the LLC’s principal executive office is 500 Northridge Road, Suite 300, Atlanta, GA 30350.

8.	The period of duration is perpetual.

9.	This LLC shall not be dissolved and shall not be required to be wound up by reason of any event that terminates the continued membership of a member if there is at least one (1) remaining member and the existence and business of the LLC are continued by the consent of a majority in interest of the remaining members. These articles or any operating agreement adopted by the members may specify that none or less than all of the events listed in TCA §48-245-101(a)(5)(A)-(J) constitute dissolution events.

Dated: December 12, 2002

/s/ LAUREL C. WILLIAMS

Laurel C. Williams, Organizer